K&L Gates LLP 1601 K Street, N.W. Washington, DC 20006 T +1 202 778 9000 F +1 202 778 9100 klgates.com

December 21, 2023

VIA EDGAR

Ms. Samantha Brutlag

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Symmetry Panoramic Trust (File Nos. 811-23334 and 033-224164)
Post-Effective Amendment No. 8 to the Registration Statement on Form N-1A

Dear Ms. Brutlag:

The following is a response by and on behalf of the Symmetry Panoramic Trust ("Registrant") to the comments received from you on December 14, 2023, regarding the Post-Effective Amendment No. 8 ("PEA No. 8") to the Registration Statement on Form N-1A ("Registration Statement") for the Symmetry Panoramic Alternatives Fund ("Alternatives Fund"), Symmetry Panoramic Global Equity Fund ("Global Equity Fund"), Symmetry Panoramic Global Systematic Fixed Income Fund ("Global Systematic Fixed Income Fund"), Symmetry Panoramic International Equity Fund ("International Equity Fund"), Symmetry Panoramic Municipal Fixed Income Fund ("Municipal Fixed Income Fund"), Symmetry Panoramic Tax Managed Global Equity Fund ("Tax Managed Global Equity Fund"), Symmetry Panoramic U.S. Equity Fund ("U.S. Equity Fund") and Symmetry Panoramic U.S. Systematic Fixed Income Fund ("U.S. Systematic Fixed Income Fund") (each, a "Fund" and collectively, the "Funds"), each a series of the Registrant, that was filed with the Securities and Exchange Commission ("SEC") on October 30, 2023. Your comments and the Registrant's responses are set forth below. Defined terms used, but not defined herein, have the respective meanings assigned to them in PEA No. 8.

1.	Comment: Given the change in strategy to the U.S. Systematic Fixed Income Fund, please change the word "U.S." in the Fund's name to "U.S. Dollar."

Response: The Registrant has revised the disclosure in the first paragraph of the "Principal Investment Strategies" section for the aforementioned Fund as set forth below. The new disclosure that has been added in response to the Staff's comment is underlined and disclosure that has been removed is stricken through.

The Fund seeks to achieve its investment objective primarily by implementing a market-based factor approach to fixed income that the Fund's investment adviser, Symmetry, believes has the potential to produce income and capital appreciation before fees over time. Under normal circumstances, the Fund will invest, directly or indirectly, at least 80% of its net assets in ~~fixed income securities denominated in U.S. dollars~~ U.S. fixed income securities. The Fund may invest up to 20% of its net assets in foreign issuers.

Securities and Exchange Commission

December 21, 2023

The Registrant also has added "Foreign (Non-U.S.) Investment Risk" as a principal risk factor for the Fund, which reads as follows:

Foreign (Non-U.S.) Investment Risk. Foreign (non-U.S.) securities present greater investment risks than investing in the securities of U.S. issuers and may experience more rapid and extreme changes in value than the securities of U.S. companies, due to less information about foreign (non-U.S.) companies in the form of reports and ratings than about U.S. issuers; different accounting, auditing and financial reporting requirements; smaller markets; nationalization; expropriation or confiscatory taxation; currency blockage; or political changes or diplomatic developments. Foreign (non-U.S.) securities may also be less liquid and more difficult to value than securities of U.S. issuers.

Accordingly, the Registrant believes that no changes to the Fund's name are necessary.

2.	Comment: For each Fund, please amend the disclosure in the footnote to the fee tables discussing repayments, or add disclosure to the Item 10 information, to state that the Fund may make repayments to the Adviser only if such repayments do not cause the Fund's expense ratio, after such repayment is taken into account, to exceed both the expense cap in place at the time such amounts were waived and the Fund's current expense cap, if any.

Response: For each Fund, the Registrant has revised the footnote to the fee table as set forth below. The new disclosure that has been added in response to the Staff's comment is underlined and disclosure that has been removed is stricken through.

The Fund's investment adviser, Symmetry Partners, LLC ("Symmetry" or the "Adviser"), has contractually agreed to waive its management fee until at least December 31, 2024 so that the aggregate management fee retained by the Adviser with respect to the Fund after payment of sub-advisory fees does not exceed 0.25% of the Fund's average net assets. The Adviser also has contractually agreed to reduce the Fund's fees and/or absorb expenses of the Fund until at least December 31, 2024 to ensure that total annual Fund operating expenses after fee waiver and expense reimbursement (exclusive of any front-end or contingent deferred loads; brokerage fees and commissions; acquired fund fees and expenses; borrowing costs (such as interest and dividend expense on securities sold short); taxes; and extraordinary expenses such as litigation expenses) will not exceed 0.55% of average daily net assets of the Fund. These agreements may be terminated by the Fund's Board of Trustees on 60 days' written notice to the Adviser. Amounts waived or reimbursed under the Expense Limitation Agreement are subject to possible recoupment from the Fund in future years on a rolling three-year basis (within the three years after the fees have been waived or expenses reimbursed) ~~if such recoupment can be achieved without exceeding the foregoing expenses limits~~ only if such repayments do not cause the Fund's expense ratio, after such repayment is taken into account, to exceed both the expense cap in place at the time such amounts were waived and the Fund's current expense cap, if any.

Securities and Exchange Commission

December 21, 2023

3.	Comment: For each Fund, as applicable, please state either in the "Principal Investment Strategies" section or the "Principal Investment Risks" section that "junk bonds" are considered "speculative."

Response: For each Fund, as applicable, the Registrant has added the requested disclosure to the "Principal Investment Strategies" sections that reference non-investment grade securities. A representative example of the revised disclosure for the US Systematic Fixed Income Fund reads as follows, with the new disclosure that has been added in response to the Staff's comment underlined. Conforming changes have been made for other Funds as applicable.

The Fund may also invest a portion of its assets in high-yield (lower rated) debt instruments (also known as "below investment grade" or "junk bonds", which are considered speculative). The Fund does not seek to maintain any particular weighted average maturity or duration, and may invest in fixed income instruments of any maturity or duration.

4.	Comment: For the Global Systematic Fixed Income Fund and the U.S. Systematic Fixed Income Fund, if emerging markets are deemed a principal risk factor or strategy, please disclose.

Response: The Registrant confirms that "Emerging Markets Risk" is not a principal risk factor for the U.S. Systematic Fixed Income Fund. However, in response to the Staff's comment, the Registrant has added "Emerging Markets Risk" as a principal risk factor for the Global Systematic Fixed Income Fund, which reads as follows:

Emerging Markets Risk. Emerging markets are riskier than more developed markets because they tend to develop unevenly and may never fully develop. Investments in emerging markets may be considered speculative. Emerging markets are more likely to experience hyperinflation and currency devaluations, which adversely affect returns to U.S. investors. In addition, many emerging financial markets have far lower trading volumes and less liquidity than developed markets.

Securities and Exchange Commission

December 21, 2023

The Registrant also has revised the disclosure in the first paragraph of the "Principal Investment Strategies" section for the Global Systematic Fixed Income Fund to reflect that the Fund may invest in emerging markets as a principal strategy as follows. The new disclosure that has been added in response to the Staff's comment is underlined.

Under normal market conditions, the Fund will allocate its investments between U.S. and non-U.S. securities (which may include emerging market securities) and other investments in amounts comparable to the allocation represented in the Fund's benchmark.

5.	Comment: For the Global Systematic Fixed Income Fund and the U.S. Systematic Fixed Income Fund, the "Principal Investment Strategies" section of the Fund Summary states that the Sub-Adviser may "invest in high quality, short maturity high-yield fixed income securities rated BB." The use of the term "high quality" in conjunction with bonds rated BB may be confusing to investors. Please delete the term "high quality" or clarify that bonds rated BB are deemed "non-investment grade" or "junk."

Response: The Registrant has revised the "Principal Investment Strategies" section for each of the aforementioned Funds to remove references to "high quality" in conjunction with lower rated securities as set forth below. The disclosure that has been removed in response to the Staff's comment is stricken through.

JPMIM may also invest in ~~high quality,~~ short maturity high-yield fixed income securities rated BB (or the unrated equivalent) at the time of purchase. JPMIM's factor-based strategy in corporate fixed income securities combines multiple investment styles, including value, momentum and quality, using an integrated multi-factor approach.

6.	Comment: For the U.S. Systematic Fixed Income Fund, please confirm that "Geographic and Sector Risk" is a principal risk of the Fund.

Response: The Registrant confirms that Geographic and Sector Risk is a principal risk of the aforementioned Fund.

7.	Comment: The second paragraph in the "Risk Factors" section of the statutory prospectus states that "[b]ecause the Funds invest primarily in Underlying Funds, the risks described below for each Fund are in reference to the Underlying Funds, and to the extent that a Fund invests directly in securities and other instruments, the risks described below are also directly applicable to the Fund." The revisions to the disclosure for the Global Systematic Fixed Income Fund and the U.S. Systematic Fixed Income Fund appear to show that these Funds no longer invest primarily in Underlying Funds. If true, please revise this paragraph to clarify which Funds this paragraph does or does not refer to.

Securities and Exchange Commission

December 21, 2023

Response: The Registrant confirms that the Global Systematic Fixed Income Fund and the U.S. Systematic Fixed Income Fund will no longer invest primarily in Underlying Funds. The Registrant has revised the second paragraph in the "Risk Factors" section of the statutory prospectus as requested and as set forth below. The new disclosure that has been added in response to the Staff's comment is underlined.

Because the Funds, other than Symmetry Panoramic US Systematic Fixed Income Fund and Symmetry Panoramic Global Systematic Fixed Income Fund, invest primarily in Underlying Funds, the risks described below for each of these Funds are in reference to the Underlying Funds, and to the extent that a Fund invests directly in securities and other instruments, the risks described below are also directly applicable to the Fund.

* * * * * *

If you have any questions regarding the matters discussed above, please contact Mark Amorosi at (202) 778-9351 or Keri Riemer at (212) 536-4809.

Sincerely,
/s/ Mark C. Amorosi
Mark C. Amorosi

cc:	John McDermott
Timothy Richards
Symmetry Partners, LLC

James Bernstein
Carly Sikora
SEI Investments Global Funds Services